Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 3330029520-8

CVM Code 11312

Publicly-Held Company

Management Proposal to be submitted for approval at the Extraordinary Meeting to be held on July 22, 2016.

Dear Shareholders:

The management of Oi S.A. (the “Company”) hereby presents to the Shareholders its proposal related to the matter included in the Agenda of the Extraordinary Meeting to be held on July 22, 2016, at 11 a.m., at the Company’s headquarters, pursuant to the Call Notice published on this date (the “Meeting”):

(1) Ratification of the request for judicial reorganization, filed by the Company together with some of its wholly-owned direct and indirect subsidiaries, as a matter of urgency, in the Court of the State of Rio de Janeiro, on June 20, 2016.

The Company, together with its direct and indirect wholly-owned subsidiaries Oi Móvel S.A., Telemar Norte Leste S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and Oi Brasil Holdings Coöperatief U.A. (jointly with the Company, the “Oi Companies”), filed on June 20, 2016, with the Court of the State of Rio de Janeiro, a request for judicially supervised reorganization, pursuant to Articles 51 et seq. of Law No. 11,101/05, as a matter of urgency, based on Article 122, Sole Paragraph, of Law No. 6,404/76.

The Company’s Management submits to the ratification of the Company’s shareholders the request for judicial reorganization of the Oi Companies.

The request for judicial reorganization of the Oi Companies was approved on June 20, 2016 by the Board of Directors of the Company, ad referendum of the Company’s Extraordinary Shareholders’ Meeting, in view of the urgency of the adoption of measures by the Company in order to (i) maintain the value of the Oi Companies; (ii) safeguard the continuity of its business, in order to protect in an organized and responsible manner the interests of the Oi Companies, its subsidiaries, its shareholders and other stakeholders; and (iii) protect the cash of the Oi Companies. The requests for judicial reorganization of the other Oi Companies were approved by the relevant shareholders’ meetings of the companies, held on June 20, 2016.

The Management took into consideration (i) the efforts and studies which were held by the Oi Companies, together with their financial and legal advisors, in order to optimize their liquidity and indebtedness profile, (ii) the negotiations conducted by the Company, together with its legal and financial advisors, with Moelis & Company, in its capacity as the financial advisor of a group of bondholders, with a view towards a potential consensual restructuring of the indebtedness of the Oi Companies with the purpose of strengthening their capital structure; (iii) the threats against the Oi Companies’ cash in the form of imminent levies related to execution procedures; and, also; (iv) the challenges arising from the financial and economic situation of the Oi Companies in connection with the maturity schedule of their financial debt.

Accordingly, the request for judicial reorganization was filed in light of the obstacles confronted by the Company’s management in the search for another viable alternative with its creditors with the aforementioned purposes, and for the purpose of finding adequate protection against creditors, in order to safeguard the continuity of the business activities. The Company clarifies that the credit amount held by persons not controlled by Oi listed in the documents filed with the request for judicial reorganization totals approximately R$65.4 billion. The request for judicial reorganization aims at maintaining the value of the Oi Companies, their social purpose and stimulation of economic activity, meeting in an organized way the interests of its creditors, shareholders and stakeholders as well as preserving its assets in a responsible manner.

The petition through which the Oi Companies filed the request for judicial reorganization and the financial statements prepared specially for the purpose the of the judicial reorganization request, pursuant to Article 51 of Law No. 11,101/05, are attached to this proposal (Annex 1). These documents are also available on the Investor Relations page of the Company’s website (http://ri.oi.com.br), as well as on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), pursuant to CVM Instruction No. 480/09.

(2) Authorization to the Company’s management to take the measures and execute the necessary actions related to the effectiveness of the matter included in item (1) of the Agenda, as well as the ratification of all actions performed up to this date.

The Company’s management proposes the authorization of the Company’s management to execute all necessary actions related to the effectiveness of the matter included in the Agenda, as well as the ratification of all actions executed up to the date of the Meeting.

Considering that the request for judicial reorganization of the Company was filed together with the requests for judicial reorganization of the other Oi Companies, and that, further, the Company and certain of the other Oi Companies are holders of debt instruments governed by foreign laws, the management clarifies that the authorization shall include all applicable approvals, and all actions in all courts in which such measures are deemed necessary, including the United States of America and the United Kingdom, with the appointment of all necessary representatives in each court as appropriate.

Chairman of the Board of Directors of

Oi S.A.

Annex 1

Request for judicial reorganization and financial statements specially prepared for the purposes of filing the request for judicial reorganization of the Oi Companies

HONORABLE JUDGE OF THE      BUSINESS COURT FOR THE DISTRICT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

URGENT DISTRIBUTION

Electronic GRERJ no. 60913461773-00

OI S.A. (“OI”), a publicly held corporation, registered with CNPJ/MF [National Corporate Taxpayer Register/Treasury Department] under no. 76.535.764/0001-43, with headquarters and principal place of business at Rua do Lavradio no. 71, Centro, in the City and State of Rio de Janeiro, ZIP: 20230-070; TELEMAR NORTE LESTE S.A. (“TNL”), a publicly held corporation, registered with CNPJ/MF under no. 33.000.118/0001-79, with headquarters and principal place of business at Rua do Lavradio no. 71, Centro, in the City and State of Rio de Janeiro, ZIP: 20230-070; OI MÓVEL S.A. (“OI MÓVEL”), a privately held corporation, registered with CNPJ/MF under no. 05.423.963/0001-11, with principal place of business in this city of Rio de Janeiro and headquarters in the City of Brasilia, Federal District, in Setor Comercial Norte, Quadra 3, Bloco A, Edifício Estação Telefônica, ground floor (part 2), ZIP: 70.713-900; COPART 4 PARTICIPAÇÕES S.A. (“COPART 4”), a privately held corporation, registered with CNPJ/MF under no. 12.253.691/0001-14, with headquarters and principal place of business at Rua Teodoro da Silva no. 701/709 B, 4th floor, Vila Isabel, in the City and State of Rio de Janeiro, ZIP: 20560-000; COPART 5 PARTICIPAÇÕES S.A. (“COPART 5”), privately held corporation, registered with CNPJ/MF under no. 12.278.083/0001-64, with headquarters and principal place of business at Rua Siqueira Campos no. 37, 2nd floor, Copacabana, in the City and State of Rio de Janeiro, ZIP: 22031-072; PORTUGAL TELECOM INTERNATIONAL FINANCE B.V. (“PTIF”), a private legal entity incorporated according to the Laws of the Netherlands, with headquarters in Amsterdam, Naritaweg 165, 1043 BW, and principal place of business in this city of Rio de Janeiro; and OI BRASIL HOLDINGS COÖPERATIEF U.A. (“OI COOP”), private legal entity incorporated according to the Laws of the Netherlands, with headquarters in Schipol, Schipol Boulevard 231, 1118 BH, and principal place of business in this city of Rio de Janeiro (with OI, TNL, OI MÓVEL, COPART 4, COPART 5, PTIF and OI COOP hereinafter jointly referred to as “OI GROUP” or “COMPANIES UNDER REORGANIZATION”), through their undersigning attorneys, pursuant to articles 47 and 48 of Law no. 11.101/2005 (“LFR”), hereby request COURT-SUPERVISED REORGANIZATION for the following factual and legal reasons:

.I.

THE OI GROUP AND ITS IMPORTANCE FOR BRAZIL

I.1. The origin and development of the OI GROUP briefly

1. In general terms, the current structure of the OI GROUP originated from the coming together of two Brazilian giants in the telecommunications sector, that is, TNL and Brasil Telecom S.A. (“BRASIL TELECOM”), in 2009. These companies were born out of the privatization of the TELEBRÁS system, in 1998.

2. The OI GROUP began its operations with the provision of landline services and, always keeping up with technological trends and market demand, incorporated into its portfolio mobile telephone, internet and cable TV services, among others.

3. Soon the OI GROUP became the largest provider of telecommunications services in Brazil with a national presence fully integrated into one brand, offering a variety of related, high-quality products, marketed exclusively through the “Oi” brand, which is currently present in all 5,570 Brazilian municipalities with at least one service, serving approximately 70 million customers1.

4. The unification of the marketing of services under the “Oi” brand contributed significantly to the creation of a simple and universally recognizable

[1]	March 2016 data.

identity, making it one of the main brands in the telecommunications market in Brazil, which has been ranked among the twenty-five most valuable brands in Brazil over the last 4 years, according to Interbrand.2

5. Recently, the OI GROUP has promoted the evolution of its brand, to better reflect the fact that it is associated with solutions and not just with products, thereby demonstrating the functional scope of the OI GROUP: it is not just a telecommunications provider, but also a multiplier of connections. As such, the brand has become more modern for the continuity of operations, in harmony with the long-term plans of the OI GROUP for telecommunications services in Brazil.

I.2. The magnitude of operations of the OI GROUP

6. The OI GROUP has approximately 330 thousand km of fiber optic cables installed and spread throughout all the Brazilian states, which corresponds to an investment of approximately BRL 14.9 billion, making it one of the largest landline operators in South American in terms of number of lines, with 14.9 million in operation. This currently makes the Oi Group the largest provider of landline services in Brazil, with a market share of 34.4% of the total for Brazil, comprising the entirety of Brazilian territory, as seen in the figure below:

[2]	www.rankingmarcas.com.br/2015/

7. The OI GROUP customer base for landlines alone reached 47.8 million users in March 2016, of which 45.6 million were in the personal mobile segment and 2.2 million in the corporate/business segment, which represents approximately 18.52% of the market share in mobile telecommunications, the coverage of which encompasses approximately 93% of the Brazilian population.

8. As already mentioned, the COMPANIES UNDER REORGANIZATION have about 14.9 million landlines in operation, serving homes, businesses and public telephones. In addition, the OI GROUP possesses 5.7 million users signed up for broad band internet. Lastly, it has 1.2 million TV subscriptions.

9. Also as part of its operations, the OI GROUP makes available 2 million wi-fi hotspots, also maintained in public places, such as airports and shopping malls.

10. In this context, the OI GROUP has as its strategy the offering of converging services, both for landline and mobile telecommunications, thereby creating loyalty among users, who also benefit from special conditions for the other services of the group - such as broad band, landlines, mobile telephones, Wi-Fi, TV and public telephones.

11. The OI GROUP was the first provider of telecommunications services in Brazil to achieve a national presence fully integrated into only one brand and, as already reported, it markets these converging products solely under the “Oi” brand, as in the example of the “Oi Voz Total” (landlines and mobile telephones) and “Oi Total” (landlines, mobile telephones, internet and television) packages.

12. The OI GROUP also has among its customers other telecommunications service providers, operating in the wholesale market as one of the main suppliers for all Brazilian service providers. In addition, the Oi Group renders telephone and data communications services on an exclusive basis to 100% of army units located along Brazil’s dryland borders.

13. The OI GROUP also reconstructed and operates the telecommunications system for the Comandante Ferraz station in Antarctica, under an agreement with the Navy Command.

14. The physical and logistical infrastructure of networks through which the services of the OI GROUP are provided is fully integrated, thereby allowing for the optimization of existing resources for landline, mobile, and voice, data and image transmission services.

15. In short, it is one of the largest business conglomerates in Brazil, with relevance in multiple areas of the economy and society as a whole. Simply for illustrative purposes with regard to this information, see below the table comparing the presence of the OI GROUP with other traditional services in Brazil (in Regions I3 and II 4 , with the exception of Region III5 of the General Plan of Grants - “PGO”):

[3]	Region I comprises 16 states located in the North, Northeast and Southeast regions of Brazil, and covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of Brazilian territory and which corresponded, in 2012, to approximately 40.6% of the Brazilian GDP. According to IBGE, on December 31, 2012, the population of Region I was 106.1 million, which represented 54.7% of the total population of Brazil on that date.
[4]	Region II comprises the Federal District and nine states located in the North, Center-West and South regions of Brazil, and covers an area of approximately 2.9 million square kilometers, which represents approximately 33.6% of Brazilian territory and which corresponded, in 2012, to approximately 27.3% of the Brazilian GDP. According to IBGE, on December 31, 2012, the population of Region II was 45.9 million, which represented 23.7% of the total population of Brazil on that date.
[5]	Region III comprises the state of São Paulo in the Southeast region, and covers an area of approximately 248 thousand square kilometers, which represents approximately 2.9% of Brazilian territory and which corresponded, in 2012, to approximately 32.1% of the Brazilian GDP. According to IBGE, on December 31, 2012, the population of Region III was 41.9 million, which represented 21.6% of the total population of Brazil on that date.

16. It is worth highlighting that many of these bank branches indicated in the above table, in addition to other businesses, such as lottery retail units, air transportation companies and others, rely on telecommunications systems created and operated by the OI GROUP.

I.3. The social impact of operations of the OI GROUP

17. The tax collection figures of the OI GROUP are commensurate with its gigantic size, as demonstrated by the tables below, with amounts informed in millions of Brazilian reals:

FEDERAL REVENUE
TAXES	AMOUNT
IOF on Loan	101
IRF [Income Tax Withheld at Source] on Loan	340
PIS [Social Integration Program]	551
COFINS [Contribution for the Financing of Social Security]	2,767
IR [Income Tax]	262
CS	277
PAES [Special Installment of Debts]	748

TOTAL	5,045

SECTOR TAXES
TAXES	AMOUNT
FUST	681
FUNTTEL	338

TOTAL	1,019

ICMS	GRAND TOTAL 2013 to 2016
AC	74.5
AL	263.6
AM	84.0
AP	50.2
BA	1,593.8
CE	964.7
DF	731.1
ES	386.2
GO	997.0
MA	601.1
MG	3,283.3
MS	287.1
MT	501.4
PA	550.3
PB	550.3
PE	1,122.5
PEL	23.7
PI	225.9
PR	1,551.6
RJ	4,419.1
RN	353.0
RO	306.0
RR	60.0
RS	1,611.0
SC	1,134.3
SE	157.2
SP	1,628.4
TO	202.5

TOTAL	23,739.2

ICMS	GRAND TOTAL 2013 to 2016
AC	2.95
AL	6.76
AM	10.14
AP	2.62
BA	37.31
CE	25.86
DF	32.35
ES	7.48
GO	46.79
MA	12.74
MG	55.69
MS	20.15
MT	13.63
PA	14.94
PB	7.38
PE	22.33
PEL	0.15
PI	5.56
PR	19.92
RJ	84.22
RN	6.94
RO	7.00
RR	2.48
RS	42.95
SC	14.85
SE	7.64
SP	14.30
TO	5.95

TOTAL	23,739.2

18. As seen, in the 2013-2016 period alone, the OI GROUP paid in more than BRL 30 billion to government coffers as taxes.

19. From the perspective of job creation, the numbers are also impressive. The OI GROUP provides more than 138,300 direct and indirect jobs in Brazil, totaling about 37 thousand in the State of Rio de Janeiro6 alone.

20. Also in social terms, considering the significant concern with democratizing access to knowledge and other important values for speeding up and promoting human development in Brazil, in 2001 “OI FUTURO” was created, a social responsibility institute with projects in the areas of education, sustainability, sport and culture.7 Between 2012 and 2016, funds on the order of approximately BRL 145 million were invested in it.

[6]	March 2016 data.
[7]	Currently, the social responsibility program has a nationwide reach, with two cultural centers in Rio de Janeiro, the Museum of Telecommunications and programs in the areas of Culture, Sport and Educations in all regions of Brazil. Over the last few years, the institute has already received various awards and prizes, such as the “Viscount of Mauá Culture 2015 Award,” the “Laureate Brazil 2014 Award,” the “ABERJE 2014/1015” award of the Brazilian Association for Business Communication, and it received the “Innovative School” distinction granted by Microsoft. The institute is also in charge of managing the “Nave School,” located in the neighborhood of Tijuca, in this city of Rio de Janeiro, which was ranked 1st place in the ENEM - National Secondary Education Exam for the year 2015.

21. The COMPANIES UNDER REORGANIZATION were also in charge of the telecommunications infrastructure for events such as the FIFA World Cup Brazil 2014TM, Rio +20, promoted by the United Nations -UN, Rock in Rio, World Youth Day and the Military World Games, displaying proven expertise in the provision of services for large international events in Brazil.

22. It is relevant to add that the OI GROUP also makes the electronic counting of votes in municipal and state elections held in Brazil feasible. The OI GROUP provides integration for information from the 2,238 zones and 12,969 electoral sections of the Regional Electoral Courts for 21 States of the Federation, which allows information on voting figures to be transmitted to the Superior Electoral Court, in charge of counting and disclosing the results of elections throughout the country. In this way, the OI GROUP provides a significant service to the Electoral Courts and allows for the rapid disclosure of election results, reaching about 94 million voters in the last election.

23. The OI GROUP also participates in the implementation of public policies, such as the National Broadband Plan8 and Broadband at Schools.9

24. Thus, with only a little information (out of the vast range that could be added) on its magnitude and importance, it is already quite clear that the OI GROUP completely fulfills its social role, as per article 170, subsection III, of the Federal Constitution, for which reason its uplifting is of undeniable economic and social significance for the State of Rio de Janeiro and for Brazil.

[8]	Created by Decree 7.175/2010. More details at http://www.mc.gov.br/programa-nacional-de-banda-larga-pnbl.
[9]	More details at http://portal.mec.gov.br/component/content/article?id=15808.

I.4. Regulatory aspects

25. The activities of the OI GROUP, including the services it provides and the rates it charges, are subject to comprehensive regulations under Federal Law no. 9.472/1997 (“General Act on Telecommunications”), regulatory decrees (such as those establishing the Public Policies on Telecommunications, the General Plan of Grants for telecommunications services provided within a public framework and the General Plan of Universalization Targets), Federal Law no. 12.485/2011 (“Act on SeAC [Premium Television]”) and to a comprehensive regulatory framework for the provision of telecommunications services, published by the National Telecommunications Agency (“ANATEL”), in accordance with the public policies of the Department of Telecommunications.

26. All telecommunications services provided by the OI GROUP require prior authorization from ANATEL. As such, landline (local, national long distance and international long distance) services, as well as mobile telephone, pay television and broadband services require franchises, authorizations, licenses and registrations granted by ANATEL.

27. Currently, the OI GROUP is the holder and operates under:

•	a franchise to provide local landline services (Switched Fixed-Line Telephone Service - STFC) in Region I (except in 57 municipalities of the State of Minas Gerais, which are excluded from the franchise area of Region I) held by TNL and a franchise to provide local landline services in Region II (except in nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná, which are excluded from the franchise area of Region II) held by OI;

•	a franchise to provide national long distance services in Region I (except in 57 municipalities of the State of Minas Gerais, which are excluded from the franchise area of Region I) held by TNL and a franchise to provide national long distance services in Region II (except in nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná, which are excluded from the franchise area of Region II) held by OI;

•	authorizations to provide mobile telephone services (Personal Mobile Service - SMP) in Regions I, II and III, held by OI MÓVEL;

•	radio frequency use entitlement authorizations for the provision of 3G services in Regions I, II and III (except 23 municipalities in the interior of the State of São Paulo, including the city of Franca and surroundings), and radio frequency licenses to provide 4G mobile services in Regions I, II and III;

•	authorizations to use dialing resources associated with landline telephones and mobile telephones;

•	authorizations for the provision of local landline and national long distance services (i) in 57 municipalities of the State of Minas Gerais that are excluded from the franchise area of Region I, (ii) in the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the franchise area of Region II and (iii) in Region III;

•	authorizations granted to OI to provide international long distance telephone services originating from any location in Brazil;

•	authorizations granted to OI to provide Multimedia Communication Services - SCM throughout Brazil; and

•	authorization to provide pay TV (premium television - SeAC) services throughout Brazil.

28. These franchises and authorizations allow the OI GROUP to provide specific services in the designated geographical areas, obtaining a very significant volume of recurring revenues, at the same time as they establish specific targets that the OI GROUP must achieve, thereby requiring constant investments for the maintenance and improvement of the service levels.

I.5. Ownership Structure

29. All the COMPANIES UNDER REORGANIZATIONS are companies belonging to the OI GROUP and operate in a coordinated and integrated manner for the benefit of the Brazilian telecommunications system, under the consolidated corporate, operational, financial, administrative and managerial control exercised by the parent company, OI, as illustrated by the organization chart below.

30. OI shares are listed on the São Paulo Stock Exchange (“BM&F Bovespa”) and on the New York Stock Exchange “NYSE”), where they are traded according to the ADR format (acronym in English standing for “American Depositary Receipt”).

31. The companies, OI, MÓVEL and COPART 4 are full subsidiaries of TNL, which, in turn, together with PTIF, OI COOP and COPART 5 are full subsidiaries of the parent company, OI.

32. All managerial, administrative and financial decisions of the OI Group ORIGINATE FROM ITS PARENT COMPANY, Oi, IN BRAZIL, INCLUDING WITH RESPECT TO THE AFOREMENTIONED INVESTMENT ENTITIES FORMED ABROAD.

33. The holder of authorization to exploit mobile telephone services from ANATEL is OI MÓVEL, a subsidiary of TNL, which, in turn, is the franchisee of the essential public service of fixed-line telecommunications. OI MÓVEL also provides the cable TV service, for this making use of the physical structure of cables and the network of TNL.

34. PTIF and OI COOP are investment entities of the OI GROUP, incorporated in accordance with the Laws of the Netherlands, and do not engage in operational activities, only operating as longa manus to raise funds on the international market, which funds are used for financing the activities of the Group in Brazil.

35. Also with a view to financing the activities of the OI GROUP, COPART 4 and COPART 5 operated as investment entities: they leased their properties to OI and TNL and issued Mortgage Bonds (“CCIs”) secured by receivables corresponding to rent from these properties.

36. Indeed, the companies, COPART 4 and COPART 5 are owners of some of the main properties leased to the OI GROUP in Rio de Janeiro, housing many employees and staff members in this city alone, as well as the operations center engaged in the remote monitoring of the entire network of the OI GROUP.

37. At this center, the operational and management platforms of the networks undertake constant monitoring of failures, management and configuration of databases, security and performance analysis for each network.

38. Besides the consolidated supervision and the clearly integrated activities, the companies of the OI GROUP have close economic ties, taking account of the existence of contracts, guarantees and obligations linking the companies, thereby making them financial dependent on each other.

.II.

JURISDICTION

39. The activities of the OI GROUP, as well as its main customers, employees, affiliated companies and assets, are concentrated in Brazil, more specifically in this capital of the state of Rio de Janeiro.

40. Article 3 of the LFR [Bankruptcy and Reorganization Law] establishes that the court of the place of the “main establishment of the debtor” has jurisdiction for processing and judging court-supervised reorganization cases.

41. In the present case, as is well known, the true administrative, operational and financial center of the entire OI GROUP operates in this capital of the state of Rio de Janeiro. The city of Rio de Janeiro concentrates (i) the center for the operational management of the OI GROUP’S telecommunications infrastructure (Network Management Center [CGR]), (ii) the main connection point for international transmission via underwater cable and (iii) the base for receiving satellite signals for transmission of premium television signals.

42. It is also a fact that the parent company, Oi, responsible for all significant strategic decisions affecting the group, is headquartered in Rio de Janeiro.

43. Also located in this city are the headquarters and main places of business of the majority of the other Brazilian companies that are parties to this request for court-supervised reorganization. These include TNL, COPART 4 and COPART 5. The others, including OI MÓVEL, operate in an integrated manner with the other COMPANIES UNDER REORGANIZATION and have their main place of business in the city of Rio de Janeiro.

44. As concerns PTIF and the OI COOP, it must be reiterated that they are not operational companies, but rather investment entities for raising funds abroad, aimed at financing the activities of the OI GROUP, whose main place of business, as is known, is located in this city of Rio de Janeiro.

45. As the financial arm of the OI Group in Brazil, not engaged in operating activities, the obligations contracted by the companies incorporated in the Netherlands will be met in Brazil, backed by assets located in Brazil, including the credits held by these companies against Brazilian businesses. This factor is sufficient to confirm that the Brazilian Courts hold jurisdiction for this lawsuit in terms of the debts of PTIF and OI COOP, as the new Civil Procedure Code – like its predecessor – establishes in Article 21, II, that the Brazilian Judicial Authority is competent on matters in which: “the obligation to be met in Brazil.”

46. What is sought through the inclusion of PTIF and OI COOP as joint litigants in the court-supervised reorganization proceedings of the Oi Group is to pursue one of the objectives of the court-supervised reorganization proceedings, which is to ensure the feasibility of surmounting the economic and financial crisis situation of the Oi Group, whose basic assumption is the resolution of the debts of these companies, with these debts guaranteed by the parent company, which is Brazilian. Due to the nature of the Dutch companies, as the financial arms of operating companies, this settlement process must necessarily be undertaken with funds brought in through the operating activities undertaken in Brazil, as will be explained below in the chapter addressing the grounds for the joiner of plaintiffs.

47. Having addressed the issue of international jurisdiction, the identification of the court competent to oversee the court-supervised reorganization proceedings must comply with the rule set forth in Article 3 of the LFR which, as already mentioned, stipulates that the Court competent to ratify the court-supervised reorganization plan is that of the main establishment of the debtor. In a work whose reading is mandatory, and supported by case law, Luiz Roberto Ayoub and Cassio Cavalli teach: “the definition of the main establishment is steered by an economic criterion.”1

48. An economic criterion having been adopted, it may easily be perceived that the decision-making center of the Dutch companies is also located in Rio de Janeiro. The executive staff of PTIF and OI COOP is comprised of two officers appointed in the bylaws for each company, with one domiciled in Brazil and the other in the Netherlands. As a matter of fact, the current CEO of the OI GROUP is also one of the officers of PTIF.

49. The foreign companies do not have establishments in the Netherlands, with only a streamlined corporate office structure, whereby there is no doubt that the main place of business of the OI GROUP and of the companies that are part of it is located in this city. They are, as stated, companies incorporated in the Netherlands, a country traditionally used for this purpose, because of its proximity to the European financial market, as a platform for raising funds. These funds are naturally intended to be used for more efficient financing of the OI GROUP’S operations in Brazil.

[1]	A Construção jurisprudencial da recuperação judicial de empresas. Editora Forense, 2[a] Edição, page 89.

50. Case law uniformly agrees that the competence for handing and judging court-supervised reorganization cases is based on the location of the main administrative and decision-making center of the business group, especially when this is also the location of the core activities of the Companies under Reorganization, as is the case with the OI GROUP:

“CIVIL PROCEDURE. SPECIAL APPEAL. REQUEST FOR COURT-SUPERVISED REORGANIZATION FILED IN THE FEDERAL DISTRICT. TRANSFER OF JURISDICTION TO RIO DE JANEIRO, RJ. MAIN PLACE OF BUSINESS. ARTS. 3 AND 6, § 8, OF LAW 11,101/2005. VIOLATION NOT CONFIGURED. UNAVAILABILITY OF ASSETS AND INACTIVE STATUS OF THE COMPANY. SUBSEQUENT MODIFICATION OF THE HEADQUARTERS IN THE ARTICLES OF INCORPORATION. FACT IMMUTABLE AT THE SPECIAL INSTANCE. ENUNCIATION 7 FROM STATEMENT OF CONSOLIDATED POSITION [SÚMULA] OF THE STJ. (...) 2. The classification of the main place of business, as mentioned in art. 3 of Law 11,101/2005, is based on a factual situation linked to the ascertainment of the location where the most important activities of the company are undertaken, not to be confused, necessarily, with the address of the headquarters, as formally set forth in the bylaws and subject to alteration in this case.(...)” (STJ, Fourth Panel, Special Appeal 1006093/DF, Reporting Judge Antonio Carlos Ferreira, judged on 5/20/2014)10 (emphasis added)

“REQUEST FOR COURT-SUPERVISED REORGANIZATION. Request filed jointly by the companies H-BUSTER SÃO PAULO

[10]

In the same vein: STJ, Fourth Panel, Special Appeal 439965/RS, Reporting Judge Raul Araújo, DJ [Judicial Gazette] dated 6/20/2013; STJ, Second Section; Conflict of Competence Motion 116743/MG, Reporting Judge Raul Araújo, writing for the majority, Judge Luis Felipe Salomão, DJ dated 10/10/2012; STJ, Special Court; Contested Foreign Judgment 1735/EX, Reporting Judge Arnaldo Esteves Lima, DJ dated 5/12/2011 STJ, Special Court; Contested Foreign Judgment 1734/PT, Reporting Judge Fernando Gonçalves, writing for the majority, Judge Felix Fischer, DJ dated 9/15/2010; STJ, Second Section; Conflict of Competence Motion 37736/SP, Reporting Judge Nancy Andrighi, DJ dated 6/11/2003.

INDÚSTRIA E COMÉRCIO S/A, with headquarters in Cotia, SP, and by HBUSTER DA AMAZÔNIA INDÚSTRIA E COMÉRCIO S/A, with headquarters in Manaus, AM. Joinder of plaintiffs permitted. Jurisdiction for handling request for court-supervised reorganization. Transfer of jurisdiction to the court of the District of Manaus, AM, based on the criterion of economic size, since that city is where the group of companies has the largest concentration of assets, obtains most of its operating revenue and where it possesses the highest number of employees. Decision-making center of the group, in any case, situated in the district of Cotia, SP. Interpretation of art. 3 of Law 11,105/05. Precedents from the STJ and TJSP [São Paulo State Court of Appeals]. The main place of business corresponds to the location where the main strategic, financial and operational decisions of the group of companies are issued. Jurisdiction of the court of the District of Cotia, SP, for handing the request for court-supervised reorganization. Interlocutory appeal [AI] granted.”

(TJSP, Interlocutory Appeal 0080995-49.2013.8.26.0000, 1st Reserved Business Law Chamber, Reporting Judge Alexandre Marcondes, judged on 5/21/2013) (emphasis added)

51. As such, the jurisdiction of one of the business court judges of this district of the capital of the state of Rio de Janeiro for the handling and judgment of this action is demonstrated.

.III.

JOINDER OF PLAINTIFFS

52. As mentioned above, the COMPANIES UNDER REORGANIZATION are part of the same business group and engage in their activities in an integrated and coordinated manner, such that only one consolidated and joint court-supervised reorganization proceeding is capable of placing the OI GROUP back on its feet.

53. Besides operating jointly in the sale of their products and services and being subject to common control exercised by OI, the COMPANIES UNDER REORGANIZATION share numerous rights and obligations in common. It must be stressed that most of their debts subject to court-supervised reorganization result from the same contracts and instruments, and the origin of their momentary financial crisis is also identical.

54. It could also not be otherwise, because although the COMPANIES UNDER REORGANIZATION do not constitute a de jure corporate group, pursuant to article 265 of Law 6,404/1976 (“Law of Corporations”), they are a de facto one, as is actually much more common in Brazil. As such, the OI GROUP is comprised of legally independent companies, with their own assets and legal entity status, but said companies are closely interlinked in financial and operational terms, resulting, especially, from the interdependence and complementary nature of the activities and services they engage in.

55. Each separate company (not belonging to a group) has a different business. In a group of companies (in legal terms), there are different business entities represented, which correspond, or can correspond (in financial and corporate terms), to a single business enterprise. This aspect of the fragmentation of large companies into a multitude of business entities is well stressed by FRANCESCO GALGANO2.

56. Specifically in the case of the companies OI, TNL and OI MÓVEL, which hold concessions and authorizations for the exploitation of telecommunications services, their activities are intrinsically linked, from both an operational and commercial perspective.

57. For example, these companies share the same physical infrastructure, since the networks serving them are capable of distributing data and also fixed-line and mobile telecommunications, internet and TV signals. They are “multi-service” networks through which communications and data relating to the different permits of the OI GROUP pass, which in practice is justified by financial reasons and is widespread among business groups in the telecommunications sector. The diagram below illustrates the situation;

[2]	La Società Per Azioni, Second Edition, Padova, CEDAM – Publisher Dr. Antonio Milani, 1988. pp.194-5.

58. This means that it would be very difficult to undertake a definitive separation of the assets dedicated exclusively to each one of the services provided by the OI GROUP (even if under different legal frameworks), as most of them are dedicated to providing

59. From a commercial perspective, this practice actually allows the OI GROUP to offer different plans of integrated packages that include converging services: landline and mobile telecommunications, TV and internet. These services are provided by more than one company of the OI GROUP. In any case, they are marketed with the “Oi” brand only, a strategy that is fundamental in order to allow the group to offer services more conveniently to users and compete with the other telecommunications service operators.

60. In the case of the “Oi Total” plans, for example, consumers actually receive only one bill encompassing all the services provided. This bill is issued by OI MÓVEL, which afterward implements an internal apportionment among the other companies involved. In light of the convergence of services and revenues, notwithstanding that the provision of the service involves more than one company of the OI GROUP, consumers identify the company as simply one, “Oi.”

61. As such, although legally the OI GROUP is comprised of different companies, from a business perspective this division is not clear, because the OI GROUP has always operated on a large scale with converging products and services.

62. It is important to highlight that convergence is of utmost importance for the success of the business, since it encourages loyalty among users and reduces the drop-out rate among consumers with respect to each of the contracted services. The main direct competitors of the OI GROUP operate in this way and, if it did not do so, the OI GROUP would certainly lose the ability to maintain the market share it has obtained up until now.

63. The convergence of the activities of the COMPANIES UNDER REORGANIZATION exists not just in the services offered to consumers, but also in the organization and internal and corporate processes of the OI GROUP, which are currently fully unified, as for example occurs with the payroll of all the COMPANIES UNDER REORGANIZATION, which is processed jointly.

64. Under this model, many top executives of the OI GROUP have their area of operation allotted by market segment, notwithstanding that they are legally engaged by a specific company of the group.

65. The organizational chart below illustrates the structure:

66. Besides the direct operational ties, the COMPANIES UNDER REORGANIZATION have a closely interlinked mutual legal, economic and financial relationship, for which the intercompany loan and debt agreements signed by OI, TNL and OI MÓVEL with financial institutions serve as an example, as there are numerous guarantees granted by one company of the group in favor of another in varying types of contracts.

67. As clarified in the items above, PTIF and OI COOP are financial entities that, although incorporated in accordance with the Laws of the Netherlands, are effectively subject to the management and financial control of OI, its being a fact that the revenues of the OI GROUP, in Brazil, are the only source of funds existing for the payment of the creditors of PTIF and OI COOP.

68. PTIF was originally controlled by Portugal Telecom, and was taken over by the OI GROUP in 2009. It is currently a wholly owned subsidiary of OI. On the other hand, OI COOP was incorporated in 2011, specifically for raising funds for the benefit of the OI GROUP.

69. In order to finance telecommunications services in Brazil, said foreign companies, PTIF and OI COOP, launched different bonds (debt papers) issued on the international market, for which the parent company, OI, acts as the guarantor. Currently, the debts resulting from these bonds are BRL 16,939,000,000.00 (European bonds issued by PTIF), BRL 2,629,000,000.00 and BRL 5,788,000,000.00 (European and American bonds, respectively, issued by Oi Coop) and constitute the most significant liabilities of the Oi Group.

70. It is worth reiterating that COPART 4 and COPART 5 are also a part of this tangle of reciprocal rights and obligations. They executed lease agreements with their respective parent companies, TNL and OI, concerning the corporate and operational headquarters of said COMPANIES UNDER REORGANIZATION.

71. COPART 4 and COPART 5 issue Mortgage Bonds secured by the receivables corresponding to the rent from the properties owned by them to OI and TNL, which were assigned at a charge, thereby generating proceeds for the OI GROUP. It is worth stressing that TNL is a consenting intervening party in the agreement signed by COPART 5 (in which OI is the obligor) as guarantor.

72. There is no doubt that during the course of their activities the COMPANIES UNDER REORGANIZATION executed a series of instruments and agreements with creditors in common, besides having established various reciprocal guarantees among companies of the OI GROUP—mainly for their most significant financial agreements.

III.a. Transnational Reorganization Aspects

73. As mentioned in item 34 above, the PTIF and OI COOP petitioners are Dutch companies whose purpose is to serve as investment vehicles for the OI GROUP. Incorporated in compliance with Dutch law, they do not engage in operating activities, merely raising funds abroad for financing business activities that, it is repeated, are conducted completely within Brazilian territory, and whose head offices, as is well known, are located in this City of Rio de Janeiro.

74. There are still gaps in Brazilian legislation on the issue of transnational insolvency, with some judgements handed down on this matter in the first and second tier courts, but without having reached any undisputed position. In view of the situation, it seems correct to conclude that the solution to cases of this type must be based on the interpretation and application of principles and rules, as set forth in Articles 4 and 5 of the Law of Introduction to the Rules of Brazilian Law:

“Article 4 – When the law is silent, the judge shall decide the case by analogy and custom, in compliance with the general principles of law.”

“Article 5 – When applying the law, the judge shall pursue the social purposes that it addresses, and the requirements of the common good.”

75. In this context, the global scene is a major source of analogy and custom for ensuring compliance with the social purposes of the law and the requirements of the common good.

76. It is timely to recall that in 1997 the United Nations Commission on International Trade Law (UNCITRAL), a UN agency that brings together many countries for the immediate purpose of establishing a safe and secure international trade relations setting, grounded on competition, market freedom for modernization and the harmonization of international trade rules, issued a model law on how to handle cross-border insolvency.

77. This model law, respect for the jurisdiction (sovereignty) of each country is the rule, consolidating territorial theory and not allowing the Courts of the country to order reinstatement of corporate reorganization proceedings or the bankruptcy of business persons and corporations registered in another State3

78. The model law drawn up by UNCITRAL is thus grounded on respect for the jurisdiction of each country, aligned with the Brazilian juridical arrangements as set forth in Article 3 of Law Nº 11,101/05, which establishes that corporate reorganization proceedings shall be heard in the country where the main establishment is located.

3	Guideline Nº 47 (d) of the Model Law: Promotion of international cooperation and respect for judicial independence and comity; (free translation: promotion of international cooperation and respect for judicial independence and comity).

79. With regard to the treatment of transnational corporations set up in different countries through various companies incorporated herein Brazil, such as the petitioners, the PTIF and OI COOP Dutch companies, there can be no doubt that the solution must follow the direction that the location where the company (activity) has its main establishment, known as the Center of Main Interests (COMI)4 in the model law, must be acknowledged as the main proceeding5 which, pursuing this hypothesis for the petitioners, the PTIF and OI COOP companies, is Rio de Janeiro.

80. It is also appropriate to mention that before including the model law in its juridical arrangements (Chapter 15 of the US Bankruptcy Code), US Law had already adopted this mechanism, setting the main and secondary proceedings and establishing cooperation among the Courts.6

81. In the European bloc, this same rule was adopted in 2000 (Regulation 1,346) and was recently ordered in 2015 (Regulation 848), the Preamble of which states in item 6 that:

“These Regulations must include provisions regulating the jurisdiction for instigating insolvency proceedings and filing suits arising directly therefrom and

[4]	Guideline Nº 13 (c) of the Model Law: “Center of main interests”: the place where the debtor conducts the administration of its interests on a regular basis and that is therefore ascertainable by third parties; (free translation: “Center of main interests”: the place where the debtor conducts the administration of its interests on a regular basis and that is therefore ascertainable by third parties).
5	Guideline Nº 13 of the Model Law (q) “Main proceeding”: an insolvency proceeding taking place in the State where the debtor has the center of its main interests; (r) “Non-main proceeding”: an insolvency proceeding, other than a main proceeding, taking place in a State where the debtor has an establishment; (free translation: (q) “Main proceeding”: an insolvency proceeding taking place in the State where the debtor has the center of its main interests; (r) “Non-main proceeding”: an insolvency proceeding, other than a main proceeding, taking place in a State where the debtor has an establishment).
6	WESTBROOK, Jay Lawrence. The Lessons of Maxwell Communications 64 FORDHAML. REV.2531 (1996

to which they are closely related. These Regulations must also include provisions on the acknowledgement and execution of court decisions rendered in proceedings of this type, in addition to provisions on the law governing insolvency proceedings. Furthermore, these Regulations must make provision for rules coordinating insolvency proceedings involving the same debtor or several members of the same corporate group.”

82. The Brazilian Courts have adopted a favorable stance towards requests for court-supervised reorganization submitted by joindered corporate plaintiffs, compliant with Article 114 of the current Civil Procedure Code (CPC).

“Court-supervised reorganization of companies. Three corporations. De facto business group, under which one of them is responsible for production and the others for the sale of the goods. Granting, by the first-instance court, of the request of joinder of the plaintiffs filed by the appellees. Disagreement by the Public Prosecution Service. Absence of specific rules on the matter in Law 11,101/05. Joinder of plaintiffs which is shown to be possible, in light of the absence of harm to the creditors and the possibility of maintenance of business activity, source of income and jobs. Upholding of first-instance decision. - The emergence of de facto business groups is linked to market dynamics and respective globalization, which cause businesspeople to search for nimbler and effective setups for ensuring profit and reaching a significant portion of consumers. - Court-supervised reorganization has the overarching objective of preserving business activity, the creator of jobs and income. For this reason, one seeks to harmonize rights and duties, thereby imposing upon all the parties involved the smallest sacrifice, whenever possible. In this context, the joinder of plaintiffs can facilitate a settlement between the companies under reorganization and the creditors, thereby making the payment of debts feasible, within the established deadlines. APPEAL DENIED.”

(TJRJ [Rio de Janeiro State Court of Appeals], Eighth Civil Chamber, Interlocutory Appeal 0049722-47.2013.8.19.0000, Reporting Judge Flavia Romano de Rezende, judged on 2/4/2014) (emphasis added)

83. In addition, judicial permission has been given for joint handling of requests for court-supervised reorganization from foreign companies of the same group, whenever their systemic and integrated actions with the Brazilian companies has been confirmed, according to the position of the Rio de Janeiro State Court of Appeals, upon analyzing a similar case to this one, in which specific foreign investment entities applied for court-supervised reorganization together with other companies of the OGX Group:

“INTERLOCUTORY APPEAL. COURT-SUPERVISED REORGANIZATION OF COMPANIES. INTERLOCUTORY DECISION WHICH GRANTED THE HANDLING OF THE REQUEST FROM THE FIRST TWO APPELLANTS, WHICH ARE HEADQUARTERED IN BRAZIL, BUT REJECTED THE REQUESTS OF THE THIRD AND FOURTH APPELLANTS, BOTH HEADQUARTERED IN THE REPUBLIC OF AUSTRIA. NON-ACCEPTANCE. REJECTION OF JOINT REORGANIZATION WHICH DOES NOT APPEAR SUSTAINABLE. PURPOSE OF THE COURT-SUPERVISED REORGANIZATION MECHANISM BASED ON THE PRESERVATION OF THE BUSINESS AND ITS SOCIAL FUNCTION, BESIDES HAVING THE AIM OF STIMULATING BUSINESS ACTIVITY (ART. 47 OF LAW 11,101/2005). A BUSINESS DOES NOT CONCERN ONLY ITS OWNER (BUSINESSPERSON), BUT ALSO VARIOUS OTHER AGENTS FROM AN ECONOMIC STANDPOINT (WORKERS, INVESTORS, SUPPLIERS, CREDIT INSTITUTIONS AND THE STATE). OGX PETRÓLEO E GÁS PARTICIPAÇÕES S/A., WHICH IS THE NON-OPERATIONAL HOLDING COMPANY, PARENT COMPANY OF OGX PETRÓLEO E GÁS S/A., OWNER OF 99.99% OF ITS CAPITAL STOCK. CONTROL ALSO EXERCISED DIRECTLY AND COMPLETELY OVER OGX INTERNATIONAL GMBH AND OGX ÁUSTRIA GMBH CTVM S/A. HOLDING COMPANIES IN ACCORDANCE WITH ARTS. 2, § 3, AND 243, § 3, OF LAW 6,404/76. FOREIGN COMPANIES, KNOWN TO BE SUBSIDIARIES THAT ONLY COMPOSE THE FINANCING STRUCTURE OF THEIR BRAZILIAN PARENT COMPANY, ONLY SERVING AS VEHICLES FOR BRAZILIAN COMPANIES, IN ORDER TO ISSUE BONDS AND RECEIVE PROCEEDS ABROAD. PRESENCE OF THE ELEMENTS FOR A SINGLE

BUSINESS GROUP, FOR A SINGLE BUSINESS ACTIVITY, CONSISTING OF THE EXPLORATION AND PRODUCTION OF OIL AND NATURAL GAS IN BRAZILIAN TERRITORY. LACK OF RESPONSE FROM CREDITORS CONTRARY TO A SHARED COURT-SUPERVISED REORGANIZATION PLAN. AUSTRIAN LEGISLATION ON INSOLVENCY WHICH PERMITS THE RECOGNITION OF THE EFFECTS OF FOREIGN INSOLVENCY PROCEEDINGS WHEN THE DEBTOR’S MAIN CENTER OF INTEREST IS LOCATED IN A FOREIGN STATE AND THE PROCEEDINGS, IN ESSENCE, ARE COMPARABLE TO THOSE IN AUSTRIA. FEASIBILITY STUDY SUBMITTED TO THE COURT. LACK OF LEGISLATIVE PROVISION AS TO THE APPLICATION OF THE MECHANISM OF COURT-SUPERVISED REORGANIZATION BEYOND BRAZILIAN BORDERS, WHICH, WHILE NOT AUTHORIZING IT, DOES NOT PROHIBIT IT. LEGISLATIVE GAPS DECIDED IN ACCORDANCE WITH ANALOGY, CUSTOMS AND GENERAL PRINCIPLES OF LAW (ART. 4 OF INTRODUCTORY LAW TO THE BRAZILIAN LEGAL SYSTEM). PREDOMINANCE OF EQUITY, WHICH SEEKS TO BRING THE LAW IN LINE WITH NEW CIRCUMSTANCES, IN ORDER FOR THE COURTS TO KEEP UP WITH THE VICISSITUDES OF ACTUAL REALITY. NON-OCCURRENCE OF TRANSMUTATION OF STATUS AS JUDGE TO STATUS AS POSITIVE LEGISLATOR. EXAMINED MATTER, WHICH, DUE TO BEING OF RELEVANT SOCIAL INTEREST, CANNOT FAIL TO BE ANALYZED BY THE COURTS, HAVING CONSIDERED WELL THE ASPECTS OF THIS CASE. NEED TO REFORM THE LAW ON COURT-SUPERVISED AND EXTRAJUDICIAL REORGANIZATION AND BANKRUPTCY OF SOLE PROPRIETORS AND COMPANIES, AIMED AT DEALING WITH TRANSNATIONAL INSOLVENCY. GRANTING OF APPEAL, CONFIRMING THE APPROVAL OF STAYING EFFECT FOR PLAINTIFFS, TO REVOKE THE APPEALED INTERLOCUTORY DECISION AND ORDER THE JOINT HANDLING OF THE COURT-SUPERVISED REORGANIZATION OF THE APPELLANTS.” (TJ/RJ, Interlocutory Appeal 0064658-77.2013.8.19.0000, 14th Civil Chamber, Reporting Judge Gilberto Guarino, judged on 2/20/2014 (emphasis added)

84. The São Paulo State Court of Appeals has also permitted the joint handling of the requests for court-supervised reorganization of Brazilian and foreign companies. It is worth citing the following decision, due to its relevance and similarity to the case discussed here:

“COURT-SUPERVISED REORGANIZATION. TEN COMPANIES THAT ARE PART OF DE FACTO BUSINESS GROUP. JOINDER OF PLAINTIFFS. LACK OF EXPRESS PROVISION IN LAW 11,101/2005. SUBSIDIARY APPLICATION OF THE CPC. LACK OF DOCTRINE ON THE MATTER. SCARCE BRAZILIAN JURISPRUDENCE. IN ANY CASE, ADMISSIBILITY BY THE COURT. TREND TOWARDS SETTLED POSITION. APPLICABILITY.

COURT-SUPERVISED REORGANIZATION. JOINDER OF PLAINTIFFS. DE FACTO BUSINESS GROUP. PRESUMPTION OF TIE BETWEEN COMPANIES. INDISPENSABLE DEMONSTRATION OF SUBJECTIVE AND BUSINESS-RELATED INTERCONNECTION.

COURT-SUPERVISED REORGANIZATION. DEMONSTRATION OF SHARED RIGHTS AND OBLIGATIONS CONCERNING COMPANIES UNDER REORGANIZATION. CO-APPELLEES ESTABLISHED AT THE SAME ADDRESS. FOREIGN CO-APPELLEES CREATED TO RAISE FUNDS ABROAD. RECIPROCAL GUARANTEES PROVIDED BY THE COMPANIES UNDER REORGANIZATION. UPHOLDING OF JOINDER OF PARTIES. FAILURE TO DEMONSTRATE TIES WITH THE OTHER COMPANIES OF THE GROUP. BURDEN BORNE BY THE APPELLANTS.

COURT-SUPERVISED REORGANIZATION. CO-APPELLANTS INCORPORATED ABROAD. NON-OPERATIONAL COMPANIES CREATED TO RAISE FUNDS, WHICH WERE BROUGHT INTO BRAZIL. BRAZILIAN JURISDICTION, FURTHERMORE, OVER ASSETS AND INTERESTS SITUATED IN THE COUNTRY. INTRODUCTORY LAW TO THE

BRAZILIAN LEGAL SYSTEM. NON-EXISTENCE OF LIS ALIBI PENDENS WITH CLAIM PENDING ABROAD. COURT-SUPERVISED REORGANIZATION. JOINDER OF PLAINTIFFS. SEPARATION OF ESTATES. INADMISSIBILITY. CLOSE BUSINESS INTERCONNECTION BETWEEN THE APPELLEES. DIFFICULTY OF IDENTIFYING INDIVIDUAL LIABILITIES. (...)” (TJ/SP, Interlocutory Appeal 2084295-14.2015.8.26.0000, 2nd Reserved Business Law Chamber, Reporting Judge Carlos Alberto Garbi, judged on 8/31/2015) (emphasis added)

85. The aforementioned decision deals with the “OAS” group, for which the joint handling of court-supervised reorganization was granted, including with respect to the three foreign companies belonging to the group, all controlled (even though indirectly) by the group’s holding company, OAS S.A.11

86. As occurs in the OI GROUP, in the case of the OGX and OAS groups, the foreign companies were incorporated as entities to raise funds abroad, to finance the operations undertaken by the companies in Brazil.

87. In addition, in all of these cases there was never generation of cash flows by the foreign companies, which never engaged in their own activities and were also not the owners of assets to settle their debts. As such, they depended exclusively on contributions and funds which, invariably, were based on intercompany loans and secured by guarantees granted by the Brazilian companies.

88. Pursuant to the matters set forth above, only the inclusion of all the companies of the OI GROUP in this court-supervised reorganization proceeding would allow satisfying the essential purpose of the institution of court-supervised reorganization, which is the preservation of the company and

[11]	It is also worth mentioning the court-supervised reorganization proceeding concerning the SCHAHIN GROUP (Case no. 1030812-77.2015.8.26.0100, pending before the 1st Court of Bankruptcies and Court-Supervised Reorganizations of São Paulo), under which the inclusion of a foreign company among the plaintiffs of the court-supervised reorganization proceeding was granted, due to being part of a business group situated in Brazil, which location is also where the group’s business activity is concentrated.

its social function (article 47 of the LFR), thereby demonstrating the pertinence of joinder of the plaintiffs and ratifying the jurisdiction of this court to handle and judge the case which must necessarily be deemed the “main proceedings,” should suits be filed abroad, which shall be assigned the status of “secondary proceedings.”

.IV.

REASONS FOR THE CRISIS AND ECONOMIC VIABILITY

89. The current financial crisis of the OI GROUP is the result of the combination of numerous factors, which over the last few years have been worsening the financial situation of the COMPANIES UNDER REORGANIZATION.

90. In summary, the growth of the OI GROUP debt occurred at three specific moments in its history since privatization: (i) in 2000, to finance the plan for advance achievement of targets; (ii) in 2009, with the acquisition of Brasil Telecom and the subsequent identification of specific relevant liabilities; and (iii) in 2013, within the context of the OI GROUP’S international expansion process into Portuguese language countries, with the merger and inclusion of the debt of Portugal Telecom, which had the aim of transforming the OI GROUP into a domestic and international player.

91. Currently, the companies of the OI GROUP possess more than BRL 14 billion held in judicial deposits, which unduly affects their liquidity. The amount results from the fact that the OI GROUP is subject to oversight in different spheres of government, resulting from regulatory, tax, labor-related and civil aspects.

92. There is a considerable amount that is frozen due to judicial disputes which the OI GROUP is facing, on account of its size.

93. In parallel, the administrative penalties imposed by the regulatory agency, currently totaling about BRL 10.6 billion, also worsened the financial situation of the OI GROUP, thereby increasing its liabilities and removing funds from its coffers, in light of the frequent attachments of cash requested in court by the regulatory agency.

94. Another factor that contributed decisively to the financial crisis of the OI GROUP was technological evolution, with impacts on consumption patterns of telecommunications services, between when the STFC concessions were granted, in 1998, and the present. As is publicly known, the interest of the general population in possessing landlines fell markedly in this period, and although it seems a simple finding, the impacts on the economic-financial dynamics of the OI GROUP’S concessions have been considerable.

95. This process is shown by the graphs below:

96. Source: Teleco, Telebrasil and ANATELSource: Teleco, Telebrasil and ANATELFixed VoiceFixed Voice In parallel with the reduction in the attractiveness of the landline service in relation to mobile services, and especially of STFC (fixed voice) in relation to data services, the universalization targets and objectives for landline telephone services have been stable at the same level they were in 1998, the year of signing of the current concession agreements. At the time, landline telephone services were much more socially significant previously than they are at present.

97. In practice, notwithstanding the expansion of infrastructure available for the provision of landline telephone services, resulting from the completion of these investments in universalization, there has been a continual drop in its subscriber base, without an adjustment in the investments required based on the concessions:

98. It can be seen in the above graphs that the absorption of potential STFC users reached a limit and has started to fall (shift reflected by the line for connections in service of the graph on the left). Notwithstanding this, given the universalization targets and obligations that are still required by ANATEL, the concessionaires of the OI GROUP continue having the obligation to invest in the installation of new connections – which do not receive the expected use and revenues – as demonstrated by the line for installed connections in the graphs above.

99. This process results, in summary, from the increase in costs and progressive reduction in revenues, whose shift is reflected by the 33% drop in STFC revenue observed between 2006 and 2015, as per the graphs above.

100. In fact, the current Brazilian framework for concessions, in effect for landline telephone services, establishes different obligations for concessionaires established in the General Telecommunications Law, among which the universalization obligations for landline telephone services throughout Brazil’s vast territory stand out, as per the respective article 79.12

101. The universalization obligations are consolidated in the “General Plan for Universalization Targets” (“PGMU”) and are periodically reviewed through the publication of decrees by the federal government. Currently, PGMU III is in effect, as approved by Decree 7,512/2011, with targets for the period between 2011 and 2016.

[12]	Art. 79. The Agency shall regulate the universalization and continuity obligations attributed to the service providers within the public framework.
§ 1	The universalization obligations are those aiming to make possible access by any person or institution of public interest to telecommunications services, regardless of their location and socioeconomic status, as well as those intending to allow the use of telecommunications in essential services of public interest.
§ 2	Continuity obligations are those aiming to make it possible for service users to exploit such services without interruption and without unjustified stoppages, with requirement for services to be available to users, under adequate usage conditions.

102. The table below outlines, in general terms, the main obligations set out in PGMU I, III [sic] and III:

Description	PGMUI I (1999-2005)	PGMUI II (2006-2011)	PGMUI III (2012-2016)
Obligation to Install Individual Access	Locations with more than 1000 inhabitants (up to 12/31/2001)		Locations with more than 300 inhabitants

	Locations with more than 600 inhabitants (up to 12/31/2003) Locations with more than 300 inhabitants (up to 12/31/2005)	Locations with more than 300 inhabitants	In the rural areas up to 30 kilometers distant from a sub-municipal location

	4 weeks (12/31/2001)		7 days
Goal of Service Deadline

	3 weeks (12/31/2002)	7 days

	2 weeks (12/31/2003) 1 week (12/31/2004)		For the rural area, deadline established by regulations

Goal of Collective Access:

Density Distance No. of inhabitants TUP adapted	8.0 TUP/1000 inhabitants 300 meters More than 100 inhabitants 2.0% of TUP adapted	6.0 TUP/1000 inhabitants 300 meters More than 100 inhabitants 2.0% of TUP adapted	4.0 TUP/1000 inhabitants 300 meters More than 100 inhabitants 2.5% of TUP adapted

103. Within this framework of obligations there is a discrepancy between the universalization requirements currently in effect and the demand for STFC currently observed. The best example is the numbers relating to public telephones - TUPs (“callboxes”). The OI GROUP operates around 651 thousand public telephones throughout Brazil (except São Paulo), at an annual cost of approximately BRL 300 million. The annual revenue generated by such public telephones is only BRL 7 million (96% drop between 2009 and 2015):

104. Despite being the most illustrative example of this process, the same shift can be observed in all landline service targets. Data relating to the number of connections and net revenue of the concession are clear in this regard:

105. As such, concessionaires are constantly required to invest in specific regions and very remote locations, with very low demographic density and mainly low-income populations. In other words, such investments, in many situations, do not generate the best financial return.

106. In the case of the COMPANIES UNDER REORGANIZATION, the obligation to invest in these locations is considerably greater. The OI GROUP is responsible for extending and ensuring landline telecommunications in the North, Northeast and Midwest regions of Brazil, in large areas with low demographic density and low purchasing power, which exacerbates the regulatory requirement of making heavy investments to offer a service that is no longer demanded as in the relatively recent past.

107. The peculiar situation at the OI GROUP is evident in comparison to the other landline telephone concessionaires. For instance, EMBRATEL is only a concessionaire for national long distance and international long distance modalities (Region IV of the PGO) and TELEFONICA VIVO is responsible for landline telecommunications only in the state of São Paulo (Region III of the PGO), which is substantially smaller than Regions I and II of the PGO, for which the OI GROUP is responsible.

108. As such, the market profile served by said operators is more homogeneous and the economic power of their users is materially higher than those served by the OI GROUP in its area of operation, which is larger and more heterogeneous. As such, the legislative model has not kept up with technological evolution in the telecommunications sector.

109. The burdens resulting from the regulatory framework are currently felt by all the concessionaires and are even more significant for the OI GROUP, due to the regional differences. The comparison below is clear in this regard:

110. In other words, landline telecommunications have been losing market share, in general, although the concessionaires have retained their universalization obligations. This situation, borne more intensely by the OI GROUP, has worsened the momentary financial crisis experienced even more.

111. On this subject, it is important to mention that the Ministry of Communications, responsible for the promulgation of public policies, itself recognizes the need to extensively revise the STFC regulatory framework established for the concession regime. In this regard, based on the contributions obtained from public consultation, the Ministry of Communications recently produced studies on the matter (“Alternatives for the Revision of the Services and Telecommunications Provision Model,” Exhibit 1) and published Edict 1,455, dated April 8, 2016 (Exhibit 2). See a passage from said study, produced jointly by the Ministry of Communications and by ANATEL (pp. 31-2):

“The results of the study bring to light a scenario of declining attractiveness of the STFC concession for new investments. Even though the reversion of cash flows can occur at different moments for each concession (also varying according to the data and premises used), the trend toward a loss in profit margins is evident, thereby mitigating the attractiveness of investing in the granted service.

Although for some concessionaires, the estimated financial results do not indicate the complete non-viability of the service within the time period remaining until the end of the concession agreements, it is a fact that, if current trends continue, the STFC provided under the public framework will start generating a negative Net Present Value (NPV) in the not too distant future. In the case of concessionaires established in low profitability areas and/or that have maintained the capital structure below that desired, they may even experience consecutive periods of negative cash flow, which may, at the limit, jeopardize the sustainability and continuity of the granted service.”

112. The foregoing hindrances and market changes are factors that are outside the intent and control of the COMPANIES UNDER REORGANIZATION, but which have had a negative impact on the economic situation of the OI GROUP over the past few years.

113. It is worth highlighting that the Oi Group competes with international players, such as TIM - belonging to the Telecom Italia Group, CLARO (belonging to the Mexican Telmex group) AND VIVO - a subsidiary of Telefónica S.A., the Spanish company with global reach.

114. These companies raise funds abroad at a lower cost. Due to the high interest rates charged domestically and the need and cost of foreign exchange hedging for foreign fundraising, the cost of capital for Brazilian companies is significantly higher, representing another disadvantage with respect to competitors and harming the expansion and profitability of the OI GROUP.

115. Notwithstanding all the aforementioned obstacles, which culminated in the current financial crisis, the OI GROUP, which has gross revenues of 40 billion and net revenues of about BRL 27 billion per year, the reversal of the current crisis situation is fully within its reach.

116. Currently, the greatest debts are financial and result from loans, the issuance of bonds and debentures. Its accounts payable represent a minimal portion of the liabilities submitted here for this court-supervised reorganization.

117. As a way of operating the business conglomerate efficiently and overcoming the financial crisis it is experiencing, the OI GROUP has been implementing an important and serious internal restructuring plan, which comprises a range of initiatives that aim to increase market share, cut costs, and above all, improve operational efficiency.

118. In the OI GROUP, the so-called “Transformation Plan” has been developed and implemented by renowned professionals. It is currently overseen by an internal division of the group, responsible for the coordination of changes, so as to disseminate within the company a new culture of increased productivity and cost reduction.

119. The Transformation Plan contains more than 370 initiatives, with 87% already implemented or undergoing implementation, and all of them with individual monitoring to ensure the expected results. Among these initiatives, it is worth highlighting the following:

(i)	Reduction of personnel;

(ii)	Reduction of overtime;

(iii)	Reduction in the amount of expenses from taxis/travel (replacing personal meetings with video conferences) and in the fleet of vehicles;

(iv)	Adoption of measures for greater efficiency in contracting with suppliers;

(v)	Implementation of an energy rationalization program;

(vi)	Implementation of the Costs Committee, which meets weekly to approve all day-to-day expenses, thereby evaluating the actual need and aim of each activity and discussing alternatives for reducing the respective cost.

120. In parallel, the launch of the new “Oi” brand and the new telephone plans has increased sales of unrestricted contract plans and top-ups of prepaid plans. The convergence of services for the new “Oi Total” plans has increased significantly the so-called RGU (Revenue Generating Unit, equivalent to each contracted service) and has also generated operating efficiency - since it is easier to retain existing customers, through the contracting of new services, than to obtain new customers - and has reduced the service disconnection rate too.

121. These measures have already proved to be efficient: even in the current national scenario of high inflation, increase in electrical power rates and devalued exchange rate, the COMPANIES UNDER REORGANIZATION have managed to reduce their total expenses by 8%, which represents a real gain of 20%.

122. Furthermore, as already mentioned above, although it is an external factor, currently a very relevant discussion is on the table at ANATEL and at the Ministry of Communications which may bring significant changes to the regulatory framework, chiefly with regard to (i) transformation of concessions into authorizations, and (ii) guidance for the adequate use of amounts from the Telecommunications Services Universalization Fund (FUST).

123. The transformation of concessions into authorizations may release concessionaires from many of their obligations, thereby making them more competitive with respect to competitors that operate under the authorization regime. This exemption will mean the reversal of some of the main regulatory factors identified above as part of the crisis causes, notably the unsustainability of the STFC concessions within the current situation of demand for the service.

124. As such, this external measure would have truly powerful effects on the OI GROUP’S situation, being one of the most important requirements for the economic-financial recovery of the companies belonging to it - and should occur in the short term, considering governmental activities in this regard. Another aspect worth highlighting is the use of FUST funds for financing of service with areas with a deficit in the country. Its utilization would help alleviate the burden on public service concessionaires.

125. But this is not all. The OI GROUP recently held intense negotiations with its main creditors, notably international bondholders, seeking to restructure its debt in a way that best satisfies the interests of all those involved, which, due to factors beyond its control, were not fruitful in time to avoid court-supervised reorganization.

126. As such, there are no doubts regarding the full possibility of restoration of the OI GROUP to financial health, since the crisis experienced is momentary and clearly surmountable in light of its economic magnitude. Another alternative - bankruptcy - is an undesirable scenario that would lead to immeasurable losses for society as a whole and for the telecommunications market, which would lose one of its leading players.

127. As such, the COMPANIES UNDER REORGANIZATION trust that court-supervised reorganization is a suitable measure to allow them to restructure and rise again even stronger, thereby creating wealth and jobs, also with undeniable benefits for their creditors.

.V.

TOTAL LIABILITIES

128. As clarified in the chapters above, the COMPANIES UNDER REORGANIZATION have a significant domestic presence and a successful business, which provides them with the generation of significant cash flows.

129. As such, only a minimal portion of the debts of the OI GROUP, equivalent to BRL 1.652.137.056,10 corresponds to labor-related debts or debts to suppliers and service providers.

130. Currently, the OI GROUP’S total liabilities are BRL 65,382,611,780.34, as indicated in the appended documentation, and noting the existence of other liabilities among the companies in the Group.

.VI.

COMPLIANCE WITH REQUIREMENTS FOR

COURT-SUPERVISED REORGANIZATION

131. OI, TNL, OI MÓVEL, COPART 4, COPART 5, PTIF and OI COOP satisfy the requirements of article 48 of the LFR and hereby declare on this occasion:

(i)	that they have duly fulfilled their activities for more than 2 (two) years;

(ii)	that they are not bankrupt and have never had their bankruptcy declared;

(iii)	that they have never obtained the granting of court-supervised reorganization;

(iv)	that neither they nor any of their executives or controlling shareholders have been convicted of any of the crimes set forth in Law 11,101/05;

132. In addition, in compliance with articles 48 and 51 of the LFR, the COMPANIES UNDER REORGANIZATION present as evidence with this reorganization petition the following documents:

(i) Bylaws/articles of incorporation of the COMPANIES UNDER REORGANIZATION, supported, in the case of the corporations, by the minutes of meetings involving election of the executives (Exhibit 3);

(ii) Certificates of existence of bankruptcy, civil and tax proceedings obtained from the competent court distribution offices in the legal venues of corporate headquarters of the COMPANIES UNDER REORGANIZATION, demonstrating that they have never been bankrupt and have never had court-supervised reorganization granted (Exhibit 4);

(iii) Certificates of criminal cases, demonstrating that the COMPANIES UNDER REORGANIZATION, their controlling shareholders and executives have never been convicted of bankruptcy crimes (Exhibit 5);

(iv) Certificates of regularity from commercial registries, demonstrating operations for more than 2 years (Exhibit 6);

(v) Financial statements, relating to the 2013, 2014 and 2015 financial years of the COMPANIES UNDER REORGANIZATION and those especially prepared for this petition for court-supervised reorganization, supported by statements of assets and liabilities, accumulated income statements, reports on cash flow and respective forecasts (Exhibit 7);

(vi) Complete list of names of the creditors of the COMPANIES UNDER REORGANIZATION, with information on their addresses, nature, classification and updated amount of each credit held (Exhibit 8);

(vii) Full list of the employees of the COMPANIES UNDER REORGANIZATION, with information on the position, salary and any amounts with payment pending, which is presented in a separate petition in light of the confidentiality to be afforded to such information;

(viii) List of private assets of the controlling shareholders and executives of the COMPANIES UNDER REORGANIZATION, which is presented in a separate petition in light of the confidentiality to be afforded to such information;

(ix) Up-to-date statements of the bank accounts of the COMPANIES UNDER REORGANIZATION, which are presented in a separate petition in light of the confidentiality to be afforded to such information;

(x) Certificates from offices for protest of instruments and documents obtained in the operational and corporate headquarters of the COMPANIES UNDER REORGANIZATION (Exhibit 9); and

(xi) List of all lawsuits in which the COMPANIES UNDER REORGANIZATION are parties (Exhibit 10).

133. The COMPANIES UNDER REORGANIZATION report that they are submitting this court-supervised reorganization petition following a resolution by their shareholders, except OI, which does so following authorization from its board of directors, as per article 122, sole paragraph, of the Law of Corporations, thereby undertaking to convene a general shareholders’ meeting to decide on the matter and ratify the measure (Exhibit 11).

.VII.

PRESERVATION OF CONFIDENTIALITY

134. The COMPANIES UNDER REORGANIZATION report that they shall submit a separate petition with respect to the personal assets of their executives, as well as other documents required by article 51, subsections IV and VII, of LFR, thereby requesting, based on the fundamental right to the inviolability of private life (article 5, numeral X, of the Federal Constitution), an order for them to be protected at the court clerk’s office, with the express order that access to these documents may only be obtained through a justified request and court authorization, following a response from the COMPANIES UNDER REORGANIZATION and the Public Prosecution Service.

.VIII.

SUBMISSION OF THE COURT-SUPERVISED REORGANIZATION PLAN

135. Within 60 days from the publication of the decision granting the handling of this court-supervised reorganization, the OI GROUP shall submit its court-supervised reorganization plan, describing in detail the reorganization methods that will be adopted, demonstrating the respective economic and financial viability, and also attaching the appraisal report on property and assets.

136. The COMPANIES UNDER REORGANIZATION have informed all their creditors that the plan is under preparation and discussion, reaffirming their intent to present it as soon as possible.

137. The COMPANIES UNDER REORGANIZATION also report that, besides their attorneys, they have already hired as their financial advisers PJT Partners and McKinsey&Company, strategic consultancy companies with extensive experience in restructuring and responsible for various other restructuring projects in Brazil and abroad, all with a view to achieving an integrated solution involving all the stakeholders as quickly as possible.

.IX.

RISK OF COLLAPSE FOR THE COMMUNICATION SERVICES RENDERED BY THE COMPANIES UNDER REORGANIZATION: URGENT PROTECTION REQUIRED

138. As already explained clearly, the activity of the operating companies consists of providing public utility services whose essential status is inherent to the public nature of the service. It has already been mentioned above that, taking into account the authorized and awarded services, the OI GROUP:

•	is the largest fixed telephone services provider in Brazil, operating nationwide;

•	has a mobile telephone client base that reached 47.8 million users in March 2016;

•	holds 5.7 million broadband Internet access points;

•	has approximately 1.2 million cable television subscriptions;

•	provides 2 million Wi-Fi hotspots in public locations such as airports and shopping centers.

139. No great expertise is required to realize that any possible future interruption, even if for one or two days or sometimes even for just a few hours, could potentially produce catastrophic effects. Initially, this would be for users.

140. It is enough to consider the consequences for an attorney who must file a petition in an electronic proceeding and is unable to do so because of an interruption to the broadband Internet service. The situation outlined here is really dramatic. But the interruption of fixed and mobile telephone services, cable television and Wi-Fi facilities is no less serious.

141. At a second stage, the catastrophic consequences of a possible future interruption of any services would inexorably have repercussions on the service providers, increasing their liabilities and reducing the capability of the OI GROUP to bring in the revenue needed to pay the debts that prompted the filing of these court-supervised reorganization proceedings.

142. There will be an increase in the liabilities, with the risk of significant additional liabilities appearing, as users subject to losses and damages resulting from a possible interruption of the services will seek reparations for the losses and damages suffered thereby. As these are additional liabilities, this would already be sufficient to jeopardize the ability of the Companies under Reorganization to settle their current liabilities with the least possible burden for the creditors.

143. Furthermore, the interruption of any services being rendered will trigger a mass client flight, especially in the more profitable areas, consequently lowering the revenues and the capacity to meet obligations to the creditors.

144. The item addressing the social impacts of the OI GROUP operations showed that the companies are major employers, generating 138 thousand direct and indirect jobs in Brazil, with 37 thousand of them in Rio de Janeiro State. These jobs are endangered, should any event undermine the reorganization capabilities of the Oi Group companies.

145. Furthermore, as shown, the companies are major generators of tax revenues. Consequently, a possible collapse of the Oi Group could potentially weaken the Brazilian economy even more and, worse still, the tottering economy of Rio de Janeiro State, which is the main recipient of the ICMS taxes paid in by the Oi Group companies.

146. In brief, ensuring the uninterrupted continuity of the public utility services authorized or awarded to the Oi Group is a sine qua non for the success of the court-supervised reorganization, ensuring compliance with the purposes set forth in Article 47 of the Receivership Act, which is the: “maintenance of the production source, together with workers’ jobs and the creditors ‘interests.”

IX.a. Maintenance of contracts that enable the feasibility of rendering services by Companies under Reorganization

147. In order to render communications services to their clients, the Companies under Reorganization have entered into agreements with suppliers for supplying countless services, mentioning as an example of crucial importance for their operations whose purpose is interconnection, setting up of telecommunications networks, pass-through rights and others whose possible future rescission could adversely affect the rendering of services by the Oi Group.

148. Many of the contracts of the COMPANIES UNDER REORGANIZATION, including the operating agreements, contain termination and acceleration clauses in the event of a petition for court-supervised reorganization by one of the parties.

149. All the contracts addressing the core activity of the Companies under Reorganization are essential for the continued provision of telecommunications services by the OI GROUP which, as shown above, is essential for the court-supervised reorganization to be successful. This is why these contracts must remain in force without interruption, from the distribution date of this petition and throughout the entire processing of this court-supervised reorganization, promptly rebutting the rescission clause should a request for court-supervised reorganization be filed.

150. Heedful of the need to maintain the activities of companies under court-supervised reorganization, the jurisprudence permits the relaxing of termination clauses, so as to determine the maintenance of all the relevant obligations:

“COURT-SUPERVISED REORGANIZATION Petition to re-establish telephone and internet services, as well as health insurance for employees and mailbag service of the Post Office. Telecommunications and internet access which must be considered essential to the resumption of the appellants’ activities, which does not apply to the rest. Granted, in part, to order to the reestablishment of services considered to be essential.”

(São Paulo State Court of Appeals, Interlocutory Appeal 0022264-60.2013.8.26.0000, 1st Reserved Business Law Chamber, Reporting Judge Enio Zuliani, judged on 08/01/2014) (emphasis added)

151. Upon analyzing this matter, it is necessary to keep in mind that contracts must be considered on the basis and according to the limits of their social function (article 421 of the Civil Code), which covers both the formation and termination of the agreement. In this way, it is clear that a mere petition for court-supervised reorganization cannot serve as a reason for the termination of contracts, under penalty of also breaching the principles of probity and good faith, which are required to be observed pursuant to article 422 of the Civil Code.

152. In addition, allowing the termination of contracts due to the simple filing of a reorganization petition would go against the fundamental principles of the LFR, particularly that of preserving economic activity.

153. Concluding, the damages arising from any possible future interruption in the rendering of the public utility services supplied by the Companies under Reorganization are so severe that it is necessary to request immediate and urgent protection through suspending the efficacy of the contract clauses that class filing for court-supervised reorganization as a cause for rescinding the contract.

IX.b. Waiver for presentation of certificates

154. Associated with this pleading, considering the peculiarities of regulations on the telecommunications sector and the necessary preservation of the company, it is also necessary to waive submission of clearance certificates by the OI GROUP for the continuation of its activities.

155. Given the extensive operations of the OI GROUP nationally, it is known that the cases in which it is necessary to submit clearance certificates are vast - e.g.: to be entitled to receive notices for invitations to bid - which, per se, would be enough to justify the request. From this perspective, the necessary waiver of the following stand out:

(i)	Clearance certificate of debts related to revenues administered by ANATEL; and

(ii)	Clearance certificate regarding the filing of bankruptcy or court-supervised reorganization petitions.

156. It is comforting to know that in a unanimous Judgement, the Second Panel of the Superior Court of Justice authorized, in an Internal Review of Review for Special Appeal Nº 709.719 – Rio de Janeiro, Reporting Justice

HERMANN BENJAMIN, a waiver for the presentation of clearance certificates by companies engaged in court-supervised reorganization proceedings, including for entering into contracts with Government Authorities, as set forth in the following Digest, which mentioned several precedents following the same lines:

“TAX. ADMINISTRATIVE. REQUIREMENT FOR PRESENTATION OF CLEARANCE CERTIFICATE OF DEBT. IMPOSSIBILITY. COMPANY ENGAGED IN COURT-SUPERVISED REORGANIZATION PROCEEDINGS.

1.	A circumstance for which the local Court decided that for the matter addressed in the case records, a company engaged in court-supervise reorganization was exempt from the requirement to present clearance certificates, including contracts with Government Authorities.

2.	The Superior Court of Justice has been understanding that any demonstration of good standing with the tax authorities is non-enforceable, at least for the moment, for companies engaged in court-supervised reorganization, either to continue performing their activities (already waived by the rule) or to sign contracts or continue executing contracts with Government Authorities. In matters involving corporate entities as parties that are engaged in court-supervised reorganization proceedings, the case law established by the Superior Court of Justice has been leaning towards underpinning the feasibility of proceedings able to assist the company during this phase. Along these lines: Special Appeal 1.173.735 Luis Felipe Salomão, IV Panel, Electronic Court Gazette: May 9, 2014; Internal Review in MC 23.499/RS, Reporting Justice Humberto Martins, Judgement Rapporteur Justice Mauro Campbell Marques, Second Panel, Electronic Court Gazette: December 19, 2014.

3.	Recalled that the new regimen ushered in by Law Nº 13,043/2014 that introduces the specific settlement in instalments of debts for companies engaged in court-supervised reorganization was not analyzed in the lower court judgement, which was rendered on a date prior to the entry into effect of the above-mentioned legal provision.

4.	Regimental Appeal not granted (Electronic Court Gazette: February 12, 2016)

(our boldface)

IX.c. Risk of legal constraints

157. Due to their size and nationwide operations, the request for court-supervised reorganization filed by the Oi Group companies is a fact that will have repercussions all over Brazil, and may spur a flood of legal constraints in order to guarantee debts subject to court-supervised reorganization, during the period between filing the request for Court-supervised reorganization and approval of the related proceedings.

158. There is no doubt that under law, any constraints that may be imposed must be subject to reversal, releasing the blocked funds and/or transfers under orders from the Court supervising the reorganization proceedings.

159. But at the factual level, the situation is quite different, because releasing the funds may take time and the constraints may undermine the cash flows of the Companies under Reorganization to the point of blocking the feasibility of continuing their activities.

160. This is why an urgent injunction is required, in order to ensure the immediate suspension of lawsuits and executions against the Companies under Reorganization.

.X.

PLEADINGS

161. The COMPANIES UNDER REORGANIZATION apply to the Court for an urgent injunction with immediate approval of:

(i)	an order staying all lawsuits and enforcement proceedings against the COMPANIES UNDER REORGANIZATION, in order to avoid legal constraints being imposed during the period between filing for this court-supervised reorganization and approval of these proceedings;

(ii)	an order staying the efficacy of clauses allowing requests for court-supervised reorganization to constitute cause for risk to the contract;

(iii)	waiving the presentation of clearance certificates under any circumstances whatsoever related to the COMPANIES UNDER REORGANIZATION, encompassing the performance of their activities (including debt clearance certificates relating to revenues administered by ANATEL and a clearance certificate for filing for bankruptcy and court-supervised reorganization petitions).

162. They also request that the attorneys of the COMPANIES UNDER REORGANIZATION be authorized for legal purposes and regardless of professional requirements, to present the decision awarding the urgent injunction to the Courts where lawsuits have been filed against the COMPANIES UNDER REORGANIZATION, government entities, individual persons or corporate organizations with which they have signed contracts.

163. Finally, the COMPANIES UNDER REORGANIZATION request that approval be granted for court-supervised reorganization proceedings for the Oi, TNL, Oi Móvel, Copart 4, Copart 5, PTIF and Oi Coop companies, pursuant to Article 52 of the LFR, following the usual processes, and including for the timely award of court-supervised reorganization, and for this court to order:

(i)	the appointment of a trustee;

(ii)	confirming the urgent injunction, that the presentation of clearance certificates be waived, so that the COMPANIES UNDER REORGANIZATION can perform their activities (including debt clearance certificates relating to revenues administered by ANATEL and a clearance certificate for the distribution of petitions for bankruptcy and court-supervised reorganization);

(iii)	confirming the urgent injunction, a stay of all actions and enforcements in effect against the COMPANIES UNDER REORGANIZATION pursuant to Article 6 of the LFR;

(iv)	notification of the Public Prosecutor’s Office;

(v)	notice of the award forwarded by letter to the Federal and State Government Treasuries of every State in Brazil, due to the nationwide presence of the Oi Group;

(vi)	the issue of the announcement mentioned in Article 52 of the LFR.

164. Furthermore, they reiterate the request for confidential treatment with respect to the personal assets of their executives and controlling shareholders, as well as the data on their employees and bank statements.

165. The COMPANIES UNDER REORGANIZATION declare that they are aware of the need to submit monthly accounts and they hereby promise to submit other documents supplementing those already presented, in addition to producing evidence that is necessary, and to rectify as applicable the information and declarations contained in this petition.

166. The attorneys (Exhibit 12) of the COMPANIES UNDER REORGANIZATION hereby declare that they shall receive notifications at Rua da Assembleia 10 – 38th floor, requesting all notifications and other submissions or publications in the DJE, as completed, cumulatively and exclusively, under penalty of nullity, to be in the name of the attorneys signing this petition (NCPC, article 272, § 2).

167. A value of BRL 50,000,000.00 (fifty million Reais) is attributed to this case.

On the basis of the foregoing,

respectfully submitted

Rio de Janeiro, June 20, 2016.

Eurico Teles OAB/RJ [Brazilian Bar Association/Rio de Janeiro State Chapter] no. 121,935	Paulo Penalva Santos OAB/RJ no. 31,636

Ana Tereza Basilio OAB/RJ no. 74,802	Felipe Evaristo dos Santos Galea OAB/RJ no. 187,221

Balance Sheet

May 31, 2016

Account Description	Oi S.A.	Telemar Norte Leste S.A.	Oi Móvel S.A	Copart 4 Participações S.A	Copart 5 Participações S.A	Oi Brasil Holanda Cooperatief U.A	Portugal Telecom International Finance B.V.
Total Assets	58,982,436,679.43	35,184,599,688.31	21,228,032,198.71	1,413,976,973.20	651,238,235.22	23,089,728,747.88	15,436,385,883.58
Current Assets	10,435,606,926.29	6,227,439,953.82	4,422,471,396.78	347,190,454.11	184,299,081.59	354,436,172.92	246,246,101.46
Cash and Cash Equivalents	3,505,891,542.49	308,072,744.56	392,474,000.20	21,554,432.06	36,884,191.40	12,919,480.91	30,635,806.86
Financial Investments	24,186,474.50	16,887,478.01	65,740,203.74	5,810,054.25	1,868,329.33	0.00	0.00
Accounts Receivable	1,742,293,051.90	3,698,314,178.37	2,695,398,652.17	173,518,020.23	82,546,967.72	0.00	0.00
Inventory	32,149,617.32	60,921,070.22	160,144,691.78	0.00	0.00	0.00	0.00
Current Recoverable Taxes	360,969,292.25	109,062,117.36	62,113,810.92	416,205.68	456,825.05	0.00	12,837,925.39
Held-for-sale Assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Current Assets	4,772,116,947.83	2,034,182,365.30	1,046,600,037.97	145,891,741.89	62,542,768.09	341,516,692.01	202,772,369.22
Non-current Assets	48,546,829,753.14	28,957,159,734.49	16,805,560,801.93	1,066,786,519.09	466,939,153.63	22,735,292,574.96	15,190,139.782.12
Long-term Investments	21,610,710,446.18	7,022,052,947.92	6,460,111,602.09	861,861,828.05	413,088,943.93	22,735,292,574.96	15,190,139,782.12
Financial Investments Measured at Fair Value	3,728,109.50	0.00	107,034,702.26	0.00	0.00	0.00	0.00
Deferred Taxes	6,775,412,552.72	1,448,806,672.18	763,009,643.27	0.00	0.00	0.00	0.00
Related-Party Credits	3,122,780,823.96	1,446,934.15	4,468,195,435.28	861,815,477.54	410,174,184.66	22,176,225,767.07	15,183,423,486.79
Other Non-current Assets	11,708,788,960.00	5,571,799,341.59	1,121,871,821.28	46,350.51	2,914,759.27	559,066,807.89	6,716,295.33
Investments	21,279,710,606.55	9,956,445,401.58	185,139,934.81	204,924,691.04	53,850,209.70	0.00	0.00
Fixed Assets	5,438,939,341.63	11,433,674,538.34	8,079,075,328.47	0.00	0.00	0.00	0.00
Intangible Assets	217,469,358.78	544,986,846.65	2,081,233,936.56	0.00	0.00	0.00	0.00

Total Liabilities	58,982,436,679.43	35,184,599,688.31	21,228,032,198.71	1,413,976,973.20	651,238,235.22	23,089,728,747.88	15,436,385,883.58
Current Liabilities	9,033,881,234.63	6,360,189,946.55	5,266,798,680.12	206,558,921.72	131,951,482.19	208,519,882.67	2,716,466,575.40
Social and Labor Payables	114,441,548.46	201,053,726.34	37,197,408.23	48,408.26	998.86	0.00	54,810.07
Suppliers	1,388,765,272.05	1,934,562,830.18	3,087,346,769.49	54,043.72	2,000.00	0.00	-2,103,753.04
Tax Liabilities	54,880,210.57	4,022,474.77	905,607.28	8,801,102.47	4,745,688.63	0.00	0.00
Loans and Financings	2,746,294,284.19	2,610,025,938.06	268,467,001.28	136,418,075.82	64,845,246.56	208,519,882.67	2,718,515,937.42
Other Payables	4,001,487,308.35	1,321,317,079.61	1,756,649,757.69	61,237,291.45	62,357,548.14	0.00	-419.04
Liabilities Associated with Held-for-sale assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Provisions	728,012,611.01	289,207,897.59	116,232,136.15	0.00	0.00	0.00	0.00
Non-Current Liabilities	39,768,628,976.35	13,006,207,346.72	8,007,828,810.70	856,570,414.90	407,163,547.38	22,824,656,657.52	12,988,323,173.97
Loans and Financings-NCL	34,550,374,832.86	9,648,955,508.74	7,262,834,401.06	856,570,414.90	407,163,547.38	22,814,588,872.52	12,988,323,173.97
Other Payables-NCL	2,975,757,749.67	1,858,799,174.30	608,721,346.31	0.00	0.00	10,067,785.00	0.00
Provisions-NCL	2,242,496,393.82	1,498,452,663.68	136,273,063.33	0.00	0.00	0.00	0.00
Consolidated Shareholders’ Equity	10,179,926,468.45	15,818,202,395.04	7,953,404,707.89	350,847,636.58	112,123,205.65	56,552,207.69	-268,403,865.79
Paid-Up Capital Stock	21,438,374,154.00	11,661,092,544.58	7,247,953,072.82	301,935,022.88	85,478,934.64	40,318.20	72,552.90
Capital Reserves	1,484,911,373.70	1,667,378,150.28	1,665,655.60	0.00	0.00	0.00	2,996,147,011.47
Profit Reserves	0.00	3,626,060,272.84	491,281,369.32	15,649,848.99	8,163,691.82	0.00	0.00
Accumulated Gains/Losses	-12,587,034,932.55	-1,022,498,606.61	209,121,050.25	33,262,764.71	18,480,579.19	56,511,889.49	-3,264,623,430.16
Share Issuance Costs	-377,428,634.91	0.00	0.00	0.00	0.00	0.00	0.00
Adjustments to Equity Valuation	390,760,646.08	14,143,163.56	0.00	0.00	0.00	0.00	0.00
Other Comprehensive Income	-169,656,135.87	-127,973,129.61	3,382,559.90	0.00	0.00	0.00	0.00

Amounts shown above are in Brazilian Reais.

Income Statement

May 31, 2016

Account Description	Oi S.A.	Telemar Norte Leste S.A.	Oi Móvel S.A.	Copart 4 Participações S.A.	Copart 5 Participações S.A.	Oi Brasil Holanda Cooperatief U.A.	Portugal Telecom International Finance B.V.
Gross Operating Revenue	5,797,544,444.23	5,889,677,549.40	7,175,488,977.43	91,490,562.45	43,524,291.25	0.00	0.00
Deductions from Gross Revenue	-3,328,105,892.08	-1,881,126,223.59	-2,984,603,585.07	-8,462,877.05	-4,025,996.95	0.00	0.00
Net Revenue from Sales of Goods and/or Services	2,469,438,552.15	4,008,551,325.81	4,190,885,392.36	83,027,685.40	39,498,294.30	0.00	0.00
Cost of Services Rendered and Goods Sold	-1,251,336,881.61	-3,304,759,981.06	-2,728,341,266.21	-8,828,924.59	-2,785,773.80	0.00	0.00
Gross Result	1,218,101,670.54	703,791,344.75	1,462,544,126.15	74,198,760.81	36,712,520.50	0.00	0.00
Operating Revenues/Expenses	-1,680,762,148.48	-756,811,622.80	-1,339,060,194.35	-2,875,811.35	-121,798.00	-1,010,940.50	-3,363,749.78
Selling Expenses	-443,431,654.47	-704,542,611.62	-725,182,415.55	-150,000.00	-83,000.00	0.00	0.00
General and Administrative Expenses	-535,134,405.74	-532,746,689.70	-353,466,032.74	0.00	-38,800.00	-1,010,940.50	-1,590,210.03
Other Operating Income	326,590,360.88	455,193,327.34	74,989,622.77	1.03	2.00	0.00	0.00
Other Operating Expense	-311,822,265.58	-326,159,089.39	-267,162,930.25	-2,725,812.38	0.00	0.00	-1,773,539.75
Equity Income	-716,964,183.57	351,443,440.57	-68.238,438.58	0.00	0.00	0.00	0.00
Earnings Before Financial Result and Taxes	-462,660,477.94	-53,020,278.05	123,483,931.80	71,322,949.46	36,590,722.50	-1,010,940.50	-3,363,749.78
Financial Results	-2,654,706,475.77	-868,547,016.96	192,194,900.53	-21,105,608.82	-8,699,314.64	106,253,216.89	10,341,556.86
Financial Revenue	119,409,758.91	119,913,677.00	278,840,409.22	55,447,397.75	27,704,323.54	469,066,566.11	381,757,401.98
Financial Expenses	-2,774,116,234.68	-988,460,693.96	-86,645,508.69	-76,553,006.57	-36,493,638.18	-362,813,349.22	-371,415,845.13
Income Before Tax Contribution over Profit	-3,117,366,953.71	-921,567,295.01	315,678,832.33	50,217,340.64	27,891,407.86	105,242,276.39	6,977,807.08
Income Tax and Social Contribution	202,665,816.22	-100,931,315.43	-105,077,782.08	-16,954,575.93	-9,410,828.67	-1,485,078.91	-8,597,004.71
Current	0.00	-124,607.84	0.00	-16,954,575.93	-9,410,828.67	-1,485,078.91	-8,597,004.71
Deferred	202,665,816.22	-100,806,707.59	-105,077,782.08	0.00	0.00	0.00	0.00
Consolidated Gains/Losses for the Period	-2,914,701,137.49	-1,022,498,610.44	210,601,050.25	33,262,764.71	18,480,579.19	103,757,197.48	-1,619,197.64
Minority Interests	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Consolidated Gains/Losses for the Period	-2,914,701,137.49	-1,022,498,610.44	210,601,050.25	33,262,764.71	18,480,579.19	103,757,197.48	-1,619,197.64

Amounts shown above are in Brazilian Reais.